EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three-month and six- month periods ended June 30, 2005 and June 30, 2004, and the three-month period ended March 31, 2005.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses.  EBITDA, as defined, equates to operating earnings (loss) plus amortization.  As Canadian Generally Accepted Accounting Principles ("GAAP") do not define a method of calculating EBITDA, the measure as calculated by Norske Skog Canada Limited ("the Company") might not be comparable to similarly titled measures reported by other entities.  EBITDA is presented because the Company believes it is a useful indicator of a company's ability to meet debt service and capital expenditure requirements.  The Company also interprets EBITDA trends as an indicator of relative operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.  Refer to the "Non-GAAP Measures" section for a reconciliation of this non-GAAP measure to net earnings (loss).

Except for the historical information contained herein, the matters set forth in this report are forward-looking.  These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company's products, the outlook for inventories, production and pricing, performance improvements and cost savings, expected cash flows, completion of capital projects, and shifts in industry capacity.  These statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in the statements.  Such statements reflect management's current views and are based on certain assumptions.  They are, by necessity, only estimates of future developments and actual developments may differ materially from these statements due to a number of factors. Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

In accordance with industry practice, in this MD&A, the term "ton" or the symbol "ST" refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the term "tonne" or the symbol "MT" refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term "dollars" and the symbols "$" and "CDN$".  The term "U.S. dollars" and the symbol "US$" refer to United States dollars.

The information in this report is as at July 27, 2005, which is the date of filing in conjunction with the Company's press release announcing its results for the second quarter of 2005.  Disclosure contained in this document is current to that date, unless otherwise stated.

 1.0

CORPORATE OVERVIEW AND HIGHLIGHTS

1.1

Second Quarter Overview

As expected, heavy planned maintenance spending negatively impacted operating results in the second quarter as the Company completed its annual pulp mill maintenance and a significant portion of its paper mill maintenance.  Tight market conditions for the majority of the Company's paper products, lower restructuring costs, and additional cost reductions from the 2005 performance improvement program partially offset the impact of maintenance spending and lower pulp prices on operating results.

The U.S. economy continued to perform well, with most indicators remaining positive.  For the most part, the favourable economic environment provided support for price increases across the majority of the Company's paper products.  The strong Canadian dollar continued to present challenges for Canadian producers in the quarter.

Specialty markets were generally strong and transaction prices trended upwards.  The Company secured the March 1 US$60 coated groundwood price increase, which was fully implemented by early July, in accordance with the Company's sales agreements.  Tightening market conditions prompted the Company to announce a further US$35 to US$45 per ton increase, for July 1.

Demand for uncoated mechanical papers remained very strong, increasing 8.6% year to date.  The previously announced April 1 price increases for the Company's machine-finished ("MF") and soft-calendered ("SC") grades were largely accepted by the marketplace.  As is the case for coated papers, the Company's sales agreements provide for a phasing in of price increases for some customers over several months following the announcement.  Additional price increases of US$40 per ton were announced for certain grades, for effect July 1.  For directory, demand showed continued improvement of 4.1% year to date, and spot prices continued to trend upwards.  In contrast to other specialty grades, kraft paper demand was sluggish and prices weakened during the quarter.  The decline in demand was primarily due to lower agricultural harvesting, due to heavy rains on the West Coast earlier this year, which resulted in fewer cartons needed to ship produce, and to a lesser extent, apparent lower demand for non-durable goods.

Declines in newsprint consumption continued through the second quarter. U.S. consumption fell 4.4% year to date, reflecting declining circulation and ad lineage, combined with a shift by publishers to lower basis weights.  1% of the decline in newsprint consumption is due to the shift to lower basis weights; a shift that the Company views as favourable.  The April 1 price increase of US$35 per tonne settled at approximately US$25 per tonne, and the previously announced June 1 price increase of US$35 per tonne was deferred to July 1.

Global pulp shipments decreased from the previous quarter, largely due to reduced purchases by Chinese buyers, and soft European printing and writing paper markets.  In addition, Northern Bleached Softwood Kraft ("NBSK") prices slipped in all major markets.

In the second quarter of 2005, the Company's performance improvement program delivered an additional $21 million in EBITDA improvements, bringing year to date improvements to $33 million.  The improvements were primarily from grade development and product optimization, energy usage, and the reduction of higher cost kraft pulp in paper furnish.

In the previous quarter, the Company indefinitely idled its Port Alberni No.3 paper machine displacing 140,000 tonnes per year of the Company's least profitable business, in response to the prolonged strength of the Canadian dollar and related cost pressures.

1.2

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	YTD
Sales	$454.5	$479.6	$466.8	$477.3	$1,878.2	$462.7	$439.0	$901.7
Operating earnings (loss)	(37.6)	(2.6)	10.0	(1.1)	(31.3)	(10.7)	(19.5)	(30.2)
EBITDA[1]	7.4	43.8	56.3	45.3	152.8	33.6	25.4	59.0
Net earnings (loss)	(46.3)	(24.0)	28.0	13.7	(28.6)	(21.8)	(30.0)	(51.8)
EBITDA margin [1,2]	1.6%	9.1%	12.1%	9.5%	8.1%	7.3%	5.8%	6.5%
Net earnings (loss) per share (in dollars) - basic and diluted	$(0.22)	$(0.11)	$0.13	$0.06	$(0.13)	$(0.10)	$(0.14)	$(0.24)
Sales (000 tonnes)
Specialties	274.6	271.6	289.8	279.5	1,115.5	268.4	249.5	517.9
Newsprint	200.9	193.2	169.3	191.3	754.7	180.7	169.2	349.9
Total paper	475.5	464.8	459.1	470.8	1,870.2	449.1	418.7	867.8
Pulp	80.2	104.2	99.4	121.7	405.5	120.2	120.7	240.9
Total sales	555.7	569.0	558.5	592.5	2,275.7	569.3	539.4	1,108.7
Production (000 tonnes)
Specialties	280.1	265.0	298.7	279.3	1,123.1	269.6	255.6	525.2
Newsprint	197.6	185.0	176.8	198.4	757.8	176.7	167.4	344.1
Total paper	477.7	450.0	475.5	477.7	1,880.9	446.3	423.0	869.3
Pulp	70.2	112.6	116.8	121.3	420.9	110.2	114.4	224.6
Total production	547.9	562.6	592.3	599.0	2,301.8	556.5	537.4	1,093.9

Effective foreign exchange rate C$/US$ [3]	1.400	1.395	1.350	1.295	1.359	1.265	1.267	1.266
Average spot foreign exchange rate C$/US$ [4]	1.318	1.359	1.308	1.220	1.302	1.227	1.244	1.235
Period-end spot foreign exchange rate C$/US$ [5]	1.311	1.340	1.264	1.204	1.204	1.210	1.226	1.226
Common shares (millions):
At period-end	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6
Weighted average	214.6	214.6	214.6	214.6	214.6	214.6	214.6	214.6

1

EBITDA is a non-GAAP measure.  Refer to the "Non-GAAP Measures" section for further details.

2

EBITDA margin is defined as EBITDA as a percentage of sales.

3

Effective foreign exchange rate represents a blended rate which takes account of the applicable spot rates and the Company's revenue hedging program in the period.

4

Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

5

Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

1.3

Overview of the Business

The Company's business includes printing papers and market pulp, operating in three business segments:

Specialties:

Consists of soft-calendered and machine-finished hi-brite uncoated, lightweight coated, directory, and kraft paper grades.  Groundwood specialty paper grades are manufactured on ten1 paper machines at Crofton, Elk Falls, Port Alberni, and Powell River.  The segment has a total annual production capacity of 1,197,000 tonnes.

Newsprint:

Produced on five1 paper machines at Crofton, Elk Falls, and Powell River.  The segment has a total annual production capacity of 773,000 tonnes, of which 140,000 tonnes is currently idled.

Pulp:

Composed of sawdust-based pulp, manufactured at Elk Falls, and NBSK, manufactured at Crofton.  The segment has a total annual production capacity of 498,000 tonnes.

The Company also operates the largest paper recycling operation in Western Canada, in support of its paper business segments, with a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

The following chart illustrates the Company's principal paper and pulp products, applications, and annual capacities.

1

The Company has 13 paper machines.  The number of machines noted in the segments above reflects the ability of the Company's machines to switch between newsprint and specialty paper grades.

PRODUCT PROFILE
	Specialty Paper Grades					Newsprint	Pulp
Category	Uncoated Papers		Coated Paper	Directory	Kraft Paper	Newsprint	Market Pulp
	Soft -Calendered	Machine-Finished
Brand	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Silverliner Platinumliner Chromiumliner Bronzeliner	Marathon	Elk Prime Crofton NBSK
Basis Weight [2]	36.6 - 52	45 - 62	44.4 - 66.6	28 - 40	127 - 250	43 - 48.8	n/a
Applications	Magazines, Supplements, Catalogues, Inserts, Flyers, Directories	Magazines, Supplements, Inserts, Flyers, Direct mail, PR and corporate communication books/manuals	Magazines, Catalogues, Inserts, Flyers, Direct mail	Telephone books, Airline schedules, Catalogues	Packaging applications	Newspapers, Inserts, Flyers, Supplements, Directories, Timetables	Tissue, Freesheet, Specialty paper, Whitetop linerboard
Capacity (tonnes)	476,000[3]		217,000	373,000[3]	131,000	773,000 [1,3]	498,000
% of Total Capacity	20%		9%	15%	5%	31%	20%

1

Effective February, 2005, the Company indefinitely idled its Port Alberni paper machine No 3.  This curtailment effectively reduces the Company's capacity of newsprint a further 140,000 tonnes from the amounts expressed in the above table.

2

In grams per square metre.

3

Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory, and uncoated grades.

1.4

2005 Strategy Update

The Company's long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added groundwood printing papers and related products.

In January 2005, the Company commenced its fourth consecutive annual performance improvement program.  The 2005 performance improvement program is aimed at generating $80 million in EBITDA improvements across all areas of the Company, year over year.  The Company identified improvements in the areas of grade development and product optimization, and cost reduction.  During the second quarter of 2005, an additional $21 million in realized savings was delivered from the performance improvement program, bringing the year to date improvements to $33 million.

(All amounts pre-tax and in millions of dollars)
2005 Performance Improvement Program Initiatives	2005 Goal (Year)	2005 Achievement (YTD)
Grade development and product optimization	$16	$ 7
Chemical usage	4	1
Energy usage	7	5
Fibre optimization	9	2
Freight optimization	6	3
Kraft usage	13	9
Productivity improvements	9	-
Other	16	6
Total performance improvement program	$80	$33

1.5

Consolidated Results of Operations

Three Months ended June 30, 2005 compared to Three Months ended March 31, 2005

Sales:

Sales in the second quarter of 2005 totalled $439.0 million, down 5.1%, compared to $462.7 million in the previous quarter.  Higher sales from improved average transaction prices across most paper grades were offset by lower paper shipments and pulp prices.  The decrease in sales volumes resulted from the idling of the Company's Port Alberni No.3 paper machine and the timing of scheduled maintenance shutdowns at Crofton and Elk Falls.

EBITDA:

EBITDA for the current quarter totalled $25.4 million, down $8.2 million from $33.6 million in the previous quarter.  The positive impact of higher transaction prices for most paper grades, additional performance improvements, and lower restructuring costs was more than offset by higher planned maintenance costs related to the annual shutdown of the Company's mills, and the completion of a significant portion of its paper mill maintenance.  Lower average transaction prices for pulp products also adversely impacted current quarter EBITDA.

The following table summarizes the key changes in EBITDA from Q1, 2005 to Q2, 2005:

($millions)
Q1, 2005 EBITDA	$33.6
Improved paper prices	5.9
Lower pulp prices	(3.5)
Impact of weaker Canadian dollar, net of hedging program	2.4
Maintenance shutdowns	(20.6)
Performance improvements	8.6
Lower restructuring	6.2
Other, net	(7.2)
Q2, 2005 EBITDA	$25.4

Operating earnings (loss):

The Company recorded an operating loss of $19.5 million for the current quarter, compared to an operating loss of $10.7 million for the previous quarter.  The larger operating loss in the second quarter resulted primarily from an $8.2 million decrease in EBITDA (see EBITDA section above).

Net earnings (loss):

Net loss in the current quarter amounted to $30.0 million ($0.14 per common share) compared to net loss of $21.8 million ($0.10 per common share) in the previous quarter.  The net loss for the current period included a $6.4 million ($0.03 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to an after-tax loss of $2.6 million ($0.01 per common share) for the previous quarter.  The increase in net loss was primarily attributable to the EBITDA decrease noted above and the increase in the foreign exchange loss.

Three Months ended June 30, 2005 compared to Three Months ended June 30, 2004

Sales:

Sales in the current quarter totalled $439.0 million, down 8.5%, compared to $479.6 million in the same quarter last year.  Higher sales from improved average transaction prices across all paper grades were more than offset by the negative impact of the stronger Canadian dollar, lower pulp prices, and lower paper shipments, resulting primarily from the idling of the Company's Port Alberni No.3 paper machine.

EBITDA:

EBITDA for the current quarter totalled $25.4 million, down $18.4 million from $43.8 million in the same quarter last year.  The positive impact of higher transaction prices for all paper grades and performance improvements was more than offset by the stronger Canadian dollar, lower pulp prices, and the timing of planned maintenance spending in the current year, as a significant portion occurred in the first quarter of 2004.

The following table summarizes the key changes in EBITDA from Q2, 2004 to Q2, 2005:

($millions)
Q2, 2004 EBITDA	$43.8
Improved paper prices	37.8
Lower pulp prices	(11.1)
Impact of stronger Canadian dollar, net of hedging program	(39.4)
Maintenance shutdowns	(11.9)
Other, net	6.2
Q2, 2005 EBITDA	$25.4

Operating earnings (loss):

The Company recorded an operating loss of $19.5 million for the current quarter, compared to an operating loss of $2.6 million in the same quarter last year.  The decline was related to the $18.4 million decrease in EBITDA (see EBITDA section above).

Net earnings (loss):

Net loss in the current quarter amounted to $30.0 million ($0.14 per common share) compared to net loss of $24.0 million ($0.11 per common share) for the same quarter last year.  The net loss for the current period included a $6.4 million ($0.03 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to an after-tax loss of $10.7 million ($0.05 per common share) for the same period in 2004.  The increase in net loss was primarily attributable to the EBITDA decrease noted above, which was partially offset by the decrease in the foreign exchange loss.

Six Months ended June 30, 2005 compared to Six Months ended June 30, 2004

Sales:

Sales in the current six-month period totalled $901.7 million, down 3.5%, compared to $934.1 million in the same period last year.  Higher average transaction prices across paper grades were more than offset by the negative impact of the stronger Canadian dollar, lower pulp prices and lower paper shipments resulting primarily from the idling of the Company's Port Alberni No.3 paper machine.

EBITDA:

EBITDA for the current six-month period totalled $59.0 million, up $7.8 million from $51.2 million in the same period last year.  The positive impact of higher transaction prices for paper grades, performance improvement benefits, and the absence of the Elk Falls kraft mill rationalization, which occurred in the first quarter of 2004, was largely offset by the stronger Canadian dollar, lower average transaction prices for pulp, and the timing of planned maintenance spending.

The following table summarizes the key changes in EBITDA from Q2 YTD, 2004 to Q2 YTD, 2005:

($millions)
Q2 YTD, 2004 EBITDA	$51.2
Improved paper prices	82.8
Lower pulp prices	(9.4)
Impact of stronger Canadian dollar, net of hedging program	(84.4)
Absence of 2004 Elk Falls rationalization project	24.0
Maintenance shutdowns	(6.3)
Other, net	1.1
Q2 YTD, 2005 EBITDA	$59.0

Operating earnings (loss):

The Company recorded an operating loss of $30.2 million for the current six-month period, compared to an operating loss of $40.2 million in the same period last year.  The improvement was mainly related to the $7.8 million increase in EBITDA (see EBITDA section above).

Net earnings (loss):

Net loss in the current six-month period amounted to $51.8 million ($0.24 per common share) compared to net loss of $70.3 million ($0.33 per common share) for the same period last year.  The net loss for the current six-month period included a $9.0 million ($0.04 per common share) after-tax foreign exchange loss on the translation of U.S.-dollar-denominated debt, compared to an after-tax loss of $15.8 million ($0.07 per common share) for the same period in 2004.  The improvement in net earnings was primarily attributable to the EBITDA increase noted above and the decrease in foreign exchange loss.

2.0

SEGMENTED RESULTS OF OPERATIONS

2.1

Specialties

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	YTD
Sales	$255.3	$253.8	$270.1	$258.0	$1,037.2	$250.9	$235.7	$486.6
EBITDA[3]	25.0	16.0	31.0	31.4	103.4	28.7	26.6	55.3
Operating earnings (loss)	(0.1)	(8.8)	4.5	6.3	1.9	4.0	2.6	6.6
EBITDA margin	9.8%	6.3%	11.5%	12.2%	10.0%	11.4%	11.3%	11.4%

Sales (000 tonnes)	274.6	271.6	289.8	279.5	1,115.5	268.4	249.5	517.9
Production (000 tonnes)	280.1	265.0	298.7	279.3	1,123.1	269.6	255.6	525.2

Average sales revenue per tonne	$930	$934	$932	$923	$930	$935	$944	$939
Average cash costs per tonne[1]	839	874	825	811	837	828	838	832
SC-A, 35 lb. (US$/ton) [2]	695	695	730	730	713	745	770	758
LWC paper, No. 5, 40 lb. (US$/ton) [2]	695	695	737	775	726	790	837	813
Telephone directory paper, 22.1 lb. (US$/ton) [2]	650	650	650	650	650	675	675	675

1

Average cash costs per tonne for these purposes consist of cost of sales and selling, general and administrative ("SG&A") costs.

2

Benchmark prices are sourced from Resource Information Systems, Inc. ("RISI").

3

EBITDA is a non-GAAP measure.  Refer to the "Non-GAAP Measures" section for further details.

2.1.1

Segment Overview

Coated groundwood demand remained stable, with magazine ad pages up 1.8% year to date.  The Company secured the March 1 US$60 per ton price increase, which was fully implemented by early July, in accordance with the Company's sales agreements.  Tightening market conditions prompted the Company to announce a further US$35 to US$45 per ton increase, for July 1.  Compared to the same period a year ago, average benchmark prices for lightweight coated paper were up approximately US$142 per ton, or 20.4%.

Demand in North America for uncoated paper grades increased 8.6% year  to date, driven mainly by strong retail sales growth.  The April 1 price increases for the Company's SC and MF hi-brite grades were largely accepted by the marketplace.  In accordance with the sales agreements associated with much of the uncoated specialty business, price increases are being implemented through the second and third quarters.  Additional price increases of US$40 per ton were announced for certain grades, for effect July 1.  For directory paper markets, demand continued to strengthen, with a year to date improvement of 4.1%, and spot prices rose during the quarter.  In contrast to other specialty grades, kraft paper demand was sluggish, and this resulted in prices weakening during the quarter.  The weak market prompted the Company to temporarily idle its Elk Falls No.4 kraft paper machine for nine days in June.

2.1.2

Operational Performance

Three Months ended June 30, 2005 compared to Three Months ended March 31, 2005

The specialties business recorded operating earnings of $2.6 million on sales of $235.7 million in the current quarter, compared to operating earnings of $4.0 million on sales of $250.9 million in the previous quarter.  EBITDA for the current quarter was $26.6 million, a $2.1 million decrease from $28.7 million recorded in the previous quarter.

Sales volume of 249,500 tonnes in the current quarter decreased 18,900 tonnes, or 7.0%, from the previous quarter, primarily as a result of the scheduled maintenance shutdown at the Crofton and Elk Falls mills.

Average sales revenue in the current quarter of $944 per tonne increased $9 per tonne from the previous quarter.  Higher transaction prices across coated and uncoated groundwood grades, and to a lesser extent, the weaker Canadian dollar were partially offset by a lower-value directory grade mix.

Average cash costs in the current quarter were $838 per tonne, an increase of $10 per tonne from the previous quarter.  Costs associated with higher planned maintenance spending and lower production volumes as a result of the Crofton and Elk Falls mill shutdowns were partially offset by savings from performance improvements.

Three Months ended June 30, 2005 compared to Three Months ended June 30, 2004

The specialties business recorded current quarter operating earnings of $2.6 million on sales of $235.7 million, compared to an operating loss of $8.8 million on sales of $253.8 million for the same quarter last year.  EBITDA of $26.6 million for the current quarter was $10.6 million higher than the $16.0 million recorded in the same quarter last year.

Sales volume of 249,500 tonnes in the current quarter decreased 22,100 tonnes, or 8.1%, from the same quarter last year, primarily due to lower seasonal directory and coated paper shipments.

Average sales revenue in the current quarter of $944 per tonne increased $10 per tonne compared to the same quarter last year.  Higher transaction prices across all specialty paper grades, particularly coated and uncoated groundwood grades, and to a lesser extent, a higher-value grade and customer mix more than offset the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current quarter were $838 per tonne, an improvement of $36 per tonne compared to the same quarter last year.  Savings from performance improvements, the timing of planned maintenance spending, and lower restructuring costs more than offset the impact of increased selling, general and administrative costs ("SG&A").

Six Months ended June 30, 2005 compared to Six Months ended June 30, 2004

The specialties business recorded operating earnings of $6.6 million on sales of $486.6 million in the current six-month period, compared to an operating loss of $8.9 million on sales of $509.1 million for the same period last year.  EBITDA of $55.3 million for the current six-month period was $14.3 million higher than the $41.0 million recorded in the same period last year.

Sales volume of 517,900 tonnes in the current period decreased 28,300 tonnes, or 5.2%, from the same period last year largely due to lower directory volumes.  These were partially offset by the Company's continued growth in its uncoated specialty business.

Average sales revenue in the current period of $939 per tonne increased $7 per tonne compared to the same period last year.  Higher transaction prices across all specialty paper grades and a higher value grade mix more than offset the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current period were $832 per tonne, an improvement of $25 per tonne compared to the same period last year.  Savings from performance improvements, and to a lesser extent, lower restructuring charges were the primary drivers of the improvement.

2.2

Newsprint

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	YTD
Sales	$142.6	$143.0	$125.0	$142.5	$553.1	$133.0	$127.1	$260.1
EBITDA [3]	7.9	10.6	11.8	14.9	45.2	9.9	12.7	22.6
Operating earnings (loss)	(5.2)	(2.1)	0.3	2.7	(4.3)	(0.9)	1.4	0.5
EBITDA margin	5.5%	7.4%	9.4%	10.5%	8.2%	7.4%	10.0%	8.7%

Sales (000 tonnes)	200.9	193.2	169.3	191.3	754.7	180.7	169.2	349.9
Production (000 tonnes)	197.6	185.0	176.8	198.4	757.8	176.7	167.4	344.1

Average sales revenue per tonne	$710	$740	$738	$745	$733	$736	$752	$743
Average cash costs per tonne [1]	670	685	668	666	673	682	677	679
Newsprint 48.8 gsm, West Coast delivery (US$ per tonne) [2]	520	545	547	567	544	571	589	580

1

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2

Benchmark prices are sourced from RISI.

3

EBITDA is a non-GAAP measure.  Refer to the "Non-GAAP Measures" section for further details.

2.2.1

Segment Overview

Newsprint demand remained weak, with North American consumption levels continuing to decline.  Current quarter newsprint statistics showed total U.S. consumption and demand are down 4.4% and 6.7%, respectively, year to date.  However, cost pressures continued to put upward pressure on newsprint prices.  The April 1 price increase of US$35 per tonne settled at approximately US$25 per tonne during the quarter, and the previously announced June 1 price increase of US$35 per tonne, was deferred to July 1.  Average newsprint benchmark prices in the second quarter increased by approximately US$44 per tonne, or 8.1%, compared to the same period last year.

2.2.2

Operational Performance

Three Months ended June 30, 2005 compared to Three Months ended March 31, 2005

The newsprint business recorded operating earnings of $1.4 million on sales of $127.1 million in the current quarter, compared to an operating loss of $0.9 million on sales of $133.0 million in the previous quarter.  EBITDA for the current quarter was $12.7 million, a $2.8 million increase from $9.9 million recorded in the previous quarter.

Sales volume of 169,200 tonnes in the current quarter decreased 11,500 tonnes, or 6.4%, from the previous quarter, due primarily to the idling of the Port Alberni No.3 paper machine, which effectively reduced the Company's newsprint capacity.  Scheduled maintenance at the Crofton and Elk Falls mills also reduced current quarter sales volume.

Average sales revenue in the current quarter of $752 per tonne was $16 per tonne higher than the previous quarter due to higher transaction prices, and to a lesser extent, the weaker Canadian dollar.

Average cash costs in the current quarter were $677 per tonne, an improvement of $5 per tonne from the previous quarter.  Savings from performance improvements and lower restructuring costs more than offset higher planned maintenance spending.

Three Months ended June 30, 2005 compared to Three Months ended June 30, 2004

The newsprint business recorded operating earnings of $1.4 million on sales of $127.1 million for the current quarter, compared to an operating loss of $2.1 million on sales of $143.0 million for the same quarter last year.  Current quarter EBITDA of $12.7 million was a $2.1 million increase from EBITDA of $10.6 million recorded for the same quarter last year.

Sales volume of 169,200 tonnes in the current quarter decreased 24,000 tonnes, or 12.4%, from the previous quarter, due primarily to the idling of the Port Alberni No.3 paper machine.

Average sales revenue in the current quarter of $752 per tonne increased $12 per tonne from the same quarter last year.  Higher transaction prices and a higher value grade mix more than offset the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current quarter were $677 per tonne, an improvement of $8 per tonne from the same quarter last year.  Savings realized from performance improvements, lower restructuring costs, and lower fibre prices more than offset the impact of increased SG&A costs.

Six Months ended June 30, 2005 compared to Six Months ended June 30, 2004

The newsprint business recorded operating earnings of $0.5 million on sales of $260.1 million in the current six-month period, compared to an operating loss of $7.3 million on sales of $285.6 million for the same period last year.  EBITDA of $22.6 million for the current six-month period was $4.1 million higher than the $18.5 million recorded in the same period last year.

Sales volume of 349,900 tonnes in the current period decreased 44,200 tonnes, or 11.2%, from the same period last year, primarily due to the idling of the Port Alberni No.3 paper machine.

Average sales revenue in the current period of $743 per tonne increased $18 per tonne compared to the same period last year.  Higher transaction prices and a higher-value grade mix more than offset the adverse impact of the strengthening Canadian dollar.

Average cash costs in the current period of $679 per tonne, were in line with the same period last year.  Savings from performance improvements and lower fibre prices were offset by higher restructuring costs related to the idling of the Port Alberni No.3 paper machine, and increased SG&A costs.

2.3

Pulp

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	YTD
Sales	$56.6	$82.8	$71.7	$76.8	$287.9	$78.8	$76.2	$155.0
EBITDA[3]	(25.5)	17.2	13.5	(1.0)	4.2	(5.0)	(13.9)	(18.9)
Operating earnings (loss)	(32.3)	8.3	5.2	(10.1)	(28.9)	(13.8)	(23.5)	(37.3)
EBITDA margin	(45.1%)	20.8%	18.8%	(1.3%)	1.5%	(6.3%)	(18.2%)	(12.2%)

Sales (000 tonnes)	80.2	104.2	99.4	121.7	405.5	120.2	120.7	240.9
Production (000 tonnes)	70.2	112.6	116.8	121.3	420.9	110.2	114.4	224.6

Average sales revenue per tonne	$707	$794	$721	$631	$710	$655	$632	$643
Average cash costs per tonne[1]	1,025	630	586	639	699	697	748	722
NBSK pulp, Northern Europe delivery (US$ per tonne) [2]	590	647	633	602	618	640	613	627

1

Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.

2

Benchmark prices are sourced from RISI.

3

EBITDA is a non-GAAP measure.  Refer to the "Non-GAAP Measures" section for further details.

2.3.1

Segment Overview

NBSK markets weakened during the quarter with global pulp shipments down approximately 0.3% year to date.  Prices slipped in all major markets, largely due to the slow Asian market and soft European printing and writing paper markets.  Compared to the previous quarter, NBSK benchmark prices were down approximately US$27 per tonne, or 4.2%.

2.3.2

Operational Performance

Three Months ended June 30, 2005 compared to Three Months ended March 31, 2005

The pulp business recorded an operating loss of $23.5 million on sales of $76.2 million in the current quarter, compared to an operating loss of $13.8 million on sales of $78.8 million in the previous quarter.  Negative EBITDA of $13.9 million in the current quarter increased $8.9 million from negative EBITDA of $5.0 million in the previous quarter.

Sales volume of 120,700 tonnes in the current quarter was in line with the previous quarter.

Average sales revenue in the current quarter of $632 per tonne decreased $23 per tonne from the previous quarter, due primarily to weaker transaction prices in the quarter.

Average cash costs in the current quarter were $748 per tonne, an increase of $51 per tonne from the previous quarter.  The cost increase primarily reflected maintenance shutdowns at the Elk Falls and Crofton mills and higher energy prices.  These higher costs were partially offset by lower fibre prices and performance improvements.

Three Months ended June 30, 2005 compared to Three Months ended June 30, 2004

The pulp business recorded an operating loss of $23.5 million on sales of $76.2 million in the current quarter.  This compares to the same quarter last year when the business recorded operating earnings of $8.3 million on sales of $82.8 million.  Negative EBITDA of $13.9 million decreased $31.1 million from EBITDA of $17.2 million recorded for the same quarter last year.

Sales volume of 120,700 tonnes in the current quarter increased 16,500 tonnes, or 15.8%, from the same quarter last year, reflecting the Company's increased market pulp capacity.

Average sales revenue in the current quarter of $632 per tonne decreased $162 per tonne from the same quarter last year.  Lower transaction prices and the adverse impact of the strengthening Canadian dollar were the primary drivers of the decrease.

Average cash costs in the current quarter were $748 per tonne, an increase of $118 per tonne from the same quarter last year, due to the timing of the planned maintenance shut down at the Elk Falls and Crofton divisions in the current quarter, higher energy prices, and the impact of lower pulp prices on inventory values.  Lower fibre prices and savings from performance improvements partially offset these costs.

Six Months ended June 30, 2005 compared to Six Months ended June 30, 2004

The pulp business recorded an operating loss of $37.3 million on sales of $155.0 million in the current six-month period, compared to an operating loss of $24.0 million on sales of $139.4 million for the same period last year.  Negative EBITDA of $18.9 million for the current six-month period increased $10.6 million from negative EBITDA of $8.3 million recorded in the same period last year.

Sales volume of 240,900 tonnes in the current period increased 56,500 tonnes, or 30.6%, from the same period last year due to the absence of the Elk Falls kraft mill rationalization, which occurred in the previous year, and to a lesser extent, the Company's increased market pulp capacity.

Average sales revenue in the current period of $643 per tonne decreased $113 per tonne compared to the same period last year.  The adverse impact of the stronger Canadian dollar and lower transaction prices were the primary drivers of the decrease.

Average cash costs in the current period were $722 per tonne, an improvement of $80 per tonne compared to the same period last year.  Lower maintenance costs due to the Elk Falls kraft mill rationalization, which occurred in the same period last year, lower fibre prices, and savings from performance improvements, were the primary drivers of the improvement.

3.0

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(In millions of dollars, except where otherwise stated)
	2004					2005
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	YTD
Cash provided (used) by operations (before changes in non-cash working capital)	$(3.0)	$24.2	$33.2	$34.5	$88.9	$26.0	$15.4	$41.4
Changes in non-cash working capital	30.1	(16.5)	(53.1)	15.1	(24.4)	5.2	16.3	21.5
Cash provided (used) by operations	27.1	7.7	(19.9)	49.6	64.5	31.2	31.7	62.9
Cash flows provided (used) by investing activities	(21.9)	(15.7)	15.9	(20.1)	(41.8)	(11.0)	(33.7)	(44.7)
Cash flows provided (used) by financing activities	50.9	(30.0)	(9.9)	(7.7)	3.3	(8.2)	(8.1)	(16.3)

Capital spending	21.8	16.1	10.1	20.0	68.0	11.4	34.5	45.9
Amortization	45.0	46.4	46.3	46.4	184.1	44.3	44.9	89.2
Capital spending as % of amortization	48%	35%	22%	43%	37%	26%	77%	52%

Total debt to total capitalization (1) (2)	47%	48%	46%	44%	44%	46%	47%	47%
Net debt to net capitalization (3) (4)	46%	47%	46%	43%	43%	45%	47%	47%

1

Total debt comprises long-term debt, including current portion.

2

Total capitalization comprises total debt and shareholders' equity.

3

Net debt comprises total debt, less cash on hand.

4

Net capitalization comprises net debt and shareholders' equity.

The Company's principal cash requirements are for working capital, capital expenditures, and interest payments on the Company's debt.  Cash flows are funded almost entirely through operations and where necessary, through the revolving operating facility.  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon the Company's credit ratings and capital market conditions.  The Company believes that the cash flow from operations and the revolving operating facility will be sufficient to meet the Company's anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

3.1

Operating Activities

Cash flow provided from operating activities in the current quarter was $31.7 million, in line with the previous quarter.  An increase of $24.0 million from the same quarter last year was mainly due to lower working capital requirements.

3.2

Investing Activities

Cash flow used for investing activities in the current quarter totalled $33.7 million, an increase of $22.7 million from the previous quarter and an increase of $18.0 million from the same quarter last year.  In addition to various smaller scale capital projects, the current quarter's spending consisted of the majority of the work required to complete a $6.9 million upgrade to the Crofton division's TMP facilities, which is expected to increase TMP production by approximately 21,000 tonnes annually.  Current quarter spending also included the majority of the work required to complete an $8.3 million installation of sawdust screening equipment at the Elk Falls division, which is expected to increase the production of Elk Prime market pulp by approximately 17,000 tonnes annually.

The Company expects capital expenditures to be between $100 and $110 million for the year.

3.3

Financing Activities

Cash flow used by financing activities was $8.1 million in the current quarter, compared to cash flow used of $8.2 million in the previous quarter and cash flow used of $30.0 million in the same quarter last year.  The primary reason for the decrease from the previous year was the refinancing of the US$200 million 10% senior notes in March 2004.

3.3.1

Debt

As of June 30, 2005, the borrowing base on the Company's $350.0 million revolving operating facility was $329.7 million.  After outstanding letters of credit of $22.3 million, $307.4 million was available at the end of the quarter.  During the quarter, the term of the facility was extended by one year, to July 2008.  Total long-term debt outstanding as at June 30, 2005, was $894.5 million.  The Company's net debt to net capitalization ratio as of June 30, 2005, was 47% compared to 45% in the previous quarter.

The Company is in compliance with the covenants under its revolving operating facility and senior notes indentures.  However, the Company is subject to restrictions on certain payments under its senior notes, including dividend payments.  The main restriction is based on changes in shareholders' equity.  With the Company's accumulated losses since 2002, the Company is not currently permitted to pay dividends.

3.3.2

Financial Instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues, which are predominately in U.S. dollars, energy costs, and long-term debt.  In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments.  The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes.  The Company does not enter into financial instruments for speculative purposes.

Revenue Risk Management Instruments

In respect of revenues, the Company uses foreign currency options and forward contracts outstanding to sell U.S. dollars.  At June 30, 2005, 74% of the contracts are designated as hedging instruments where the resulting foreign exchange translation gains and losses will be recognized concurrently with the hedged revenue in "Sales".  At period-end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $19.3 million, of which $5.4 million, associated with the non-hedging instruments, is included in "Sales" and "Prepaids and other". The hedging program improved the Company's sales value by $2.7 million in the second quarter of 2005.

Long-term Debt Risk Management Instruments

In respect of long-term debt, the Company is party to US$89.5 million in forward foreign exchange contracts to acquire U.S. dollars.  These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as "Foreign exchange gain (loss) on translation of long-term debt".  At period-end exchange rates, the net amount the Company would pay to settle these contracts is $34.2 million.

Cost Risk Management Instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company's oil and gas exposure.  The contracts are not designated as hedging instruments for accounting purposes and are reported as "Prepaids and other" on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in "Cost of sales".  At period-end contract rates, the net amount the Company would receive to settle these contracts is $3.7 million, all of which is included in "Cost of sales" and "Prepaids and other".

Interest Rate Swaps

The Company occasionally uses interest rate swap contracts on certain debt to manage its net exposure to interest rate changes.  At June 30, 2005, the Company has pay-floating, receive-fixed interest rate swap contracts for notional $30 million.  At period-end rates, the net amount the Company would receive to settle these contracts is $1.3 million.

4.0

RELATED PARTY TRANSACTIONS

The Company's related parties include Norske Skogindustrier ASA ("Norske Skog"), a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC ("NSNALLC"), a joint venture between Norske Skog and NorskeCanada.  Transactions during the second quarter were in accordance with normal third party trade practices and remain substantially unchanged from those reported in the 2004 annual MD&A.

During the quarter, the Company announced the dissolution of its U.S. marketing joint venture. The related wind-up of NSNALLC will be effective October 1, 2005, after which the Company will return to marketing its specialty papers directly to North American customers.  The change in not expected to materially impact net earnings.

5.0

OFF-BALANCE SHEET ARRANGEMENTS

5.1

Financial Instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments.  The fair value of the following designated hedging instruments is not recorded in the financial statements.

  Revenues - Foreign currency options and forward contracts to sell US$373.5 million to major financial institutions.

  Interest Rates - Fixed to floating interest rate swaps with major financial institutions on notional US$30 million.  The Company will receive a fixed rate of 7.375%, and pay a floating rate averaging LIBOR plus 2.0%.

Refer to the financial instruments discussion within the "Liquidity and Capital Resources" section for further discussion of financial instruments.

5.2

Guarantees

The Company has provided certain guarantees with regards to its business dispositions, loans, and recycling plant acquisition.  The description of these guarantees and their impact on the Company's results of operations and financial position for the year ended December 31, 2004, can be found on pages 45 and 46 of the Company's 2004 Annual Report.  These have not changed materially since December 31, 2004.

6.0

CONTRACTUAL OBLIGATIONS

In the normal course of business, the Company enters into certain contractual obligations related to long-term debt, and capital and operating leases.  The summary of the Company's obligations as at December 31, 2004, can be found on page 46 of the 2004 Annual Report.  During the quarter, there were no material changes in the contractual obligations that are outside the ordinary course of the Company's business.

7.0

SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2005.

(In millions of dollars, except where otherwise stated)	2003		2004				2005
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Sales[1]	$473.7	$460.8	$454.5	$479.6	$466.8	$477.3	$462.7	$439.0
Net earnings (loss)	(28.1)	(13.3)	(46.3)	(24.0)	28.0	13.7	(21.8)	(30.0)
Net earnings (loss) per share (in dollars) - basic and diluted	$(0.14)	$(0.06)	$(0.22)	$(0.11)	$0.13	$0.06	$(0.10)	$(0.14)

                                1  2003 Comparative figures have been restated to reflect the reclassification of distribution costs to cost of sales.

8.0

NON-GAAP MEASURES

The following measure included in this report does not have a standardized meaning under Canadian GAAP:

EBITDA (earnings before interest, income taxes, depreciation and amortization, and before other non-operating income and expenses), as defined, equates to operating earnings (loss) plus amortization.  The Company focuses on EBITDA as this measure enables comparison of the Company's results between periods without regard to debt service, income taxes and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company's performance.  This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other companies.

Although EBITDA is a non-GAAP measure, the Company believes it is a useful indicator of operating performance.  Consequently, the following table reconciles the Company's EBITDA to net earnings (loss):

(In millions of dollars, except where otherwise stated)	2003		2004				2005
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Net earnings (loss)	$(28.1)	$(13.3)	$(46.3)	$(24.0)	$28.0	$13.7	$(21.8)	$(30.0)
Amortization	47.4	47.2	45.0	46.4	46.3	46.4	44.3	44.9
Foreign exchange (gain) loss on translation of long-term debt	(0.7)	(18.3)	6.2	13.0	(41.5)	(31.2)	3.2	7.8
Write-down of property, plant and equipment	-	14.2	-	-	-	-	-	-
Loss on repayment of long-term debt	-	-	5.2	-	-	-	-	-
Other (income) expense, net	1.3	2.6	0.2	(2.4)	0.1	0.9	(0.9)	(2.8)
Interest expense, net	20.0	20.1	19.4	19.5	18.8	17.2	18.4	19.2
Income tax expense (recovery)	(13.8)	(21.7)	(22.3)	(8.7)	4.6	(1.7)	(9.8)	(13.8)
Non-controlling interest	-	-	-	-	-	-	0.2	0.1
EBITDA	$26.1	$30.8	$7.4	$43.8	$56.3	$45.3	$33.6	$25.4

9.0

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts, and income taxes based upon currently available information.  Actual results could differ from those estimates.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 50 of the 2004 Annual Report.  These have not materially changed since December 31, 2004.

10.0

CHANGES IN ACCOUNTING POLICIES

Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15")

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") pronouncement AcG-15 on a prospective basis.  AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE").  AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. ("PREI").  PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations, that provide power to the Company.  The Company purchases 100% of the power generated by PREI.  The Company's 50.0% interest in PREI was previously accounted for using the proportionate consolidation method.  The adoption of this new standard increased the Company's EBITDA by $1.7 million and $3.8 million for the three months and six months ended June 30, 2005, and had no impact on net earnings.

11.0

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In April 2005, the CICA issued the following new accounting standards that impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.

1.  Section 1530, "Comprehensive Income" defines and establishes the reporting requirements for comprehensive income.

2.  Section 3251, "Equity" replaces Section 3250, "Surplus", and establishes standards for the presentation of changes in equity.

3.  Section 3855, "Financial Instruments - Recognition and Measurement" establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

4.  Section 3861, "Financial Instruments - Disclosure and Presentation" replaces Section 3860, "Financial Instruments - Disclosure and Presentation", and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

5.  Section 3865, "Hedges" establishes the standards for when and how hedge accounting may be applied.

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  Early adoption is permitted, but only as of the beginning of a fiscal year ending on or after December 31, 2004.  The Company is currently in the process of evaluating the impact of the new accounting standards on the Company's financial position, results of operations and cash flows.

Financial Accounting Standards Board ("FASB") Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," ("FIN 47")

In March 2005, FASB issued FIN 47.  FIN 47 is an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations," ("FASB 143").  FIN 47 clarifies that the term conditional asset retirement obligations as used in FASB 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  The Company is currently in the process of evaluating the impact, if any, of FIN 47 on the Company's financial position, results of operations and cash flows.  FIN 47 is effective for the Company no later than the end of fiscal year ending December 31, 2005.

12.0

RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, NorskeCanada faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies', trade barriers and Aboriginal land claims.

In order to address these risks and effectively manage them, the Company's management has developed a vision for risk management and its interrelationships with NorskeCanada's strategic plan.  Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk management function include developing a common framework for understanding what constitute principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product Prices

The Company's markets are commodity-based and cyclical in nature.  Markets for the principal products are affected by ﬂuctuations in supply and demand within each cycle, which in turn affects product prices.  Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income.  The Company's earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and specialty grades being the greatest.  There is evidence to suggest the newsprint market is mature as declines in U.S. consumption have occurred in each of the last nine quarters on a year-over-year basis.  The Company believes it remains well positioned to mitigate the impact of this decline should it become permanent.

Global Competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price.  A majority of the Company's production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers.  Many of the Company's competitors are larger and have greater ﬁnancial resources than the Company and some of the mills operated by the Company's competitors are lower cost producers than the mills the Company operates.  To stay competitive, the Company is focused on improving productivity and reducing costs.

International Sales

A signiﬁcant portion of the Company's sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and

ﬂuctuations in foreign currencies.

Under the terms of agency and distribution agreements with affiliates of Norske Skog, a signiﬁcant shareholder, either party on six months notice may terminate each of these agreements.  If any of these agreements are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign Exchange

The Company's proﬁtability is subject to ﬂuctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated.  Fluctuations in foreign currencies affect the Company's competitive position in world markets.  Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company's competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries.  The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt.  The Company's hedging policy for revenues includes 33% to 67% of 12-month and 0% to 25% for 13 to 24 months U.S. dollar net exposure.  The Company considers its U.S. dollar revenues to largely act as a hedge of its U.S.-dollar-denominated debt.  The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

Fibre Supply

Since the Company has no signiﬁcant timber holdings, operations are dependent on the supply of wood ﬁbre from third parties, over half of which is provided by ﬁve suppliers.  The Company's ﬁbre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.

Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company's pulp and paper mills' ﬁbre requirements.  Should the Company cease to be supplied with wood ﬁbre under existing contracts, alternative sources of ﬁbre at acceptable prices may not be readily available.

In addition, government regulations and aboriginal issues may also lower the supply of wood ﬁbre.  The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood ﬁbre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company's suppliers are situated.  Although the renewal of forest tenures held by the Company's suppliers may be adversely impacted by claims of aboriginal title, the speciﬁc impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines.  The 2003 acquisition of Western Canada's largest paper recycling facility has enabled the Company to secure 100% of its recycled ﬁbre needs from the internal recovery network.  While the supply remains reliable, the pricing is determined by the market and is subject to variability.

Aboriginal Claims

The Company's ability to operate its manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights.  The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by ﬁling a claim in the Supreme Court of

British Columbia.  While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, no other steps have yet been taken against the Company in the proceeding.  Based on the history of similar proceedings, the Company expects that it would take many years before a ﬁnal court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have conﬁrmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title.  This duty of consultation and accommodation may affect the Company's ability to obtain or amend necessary regulatory permits on a timely basis.

Energy Costs

The Company is a signiﬁcant consumer of electrical power and fossil fuels.  The majority of the Company's fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can ﬂuctuate signiﬁcantly depending on various external factors.

A portion of the Company's exposure to ﬂuctuating fossil fuel prices is managed through the use of ﬁnancial instruments and physical supply contracts, under a Board-approved energy program.  The Company's energy hedging policy is restricted to 20-70% of the net exposure for oil and gas.

Freight charges comprise a significant portion of the Company's cash costs, and are also dependent on oil and diesel fuel prices.

The Government of British Columbia regulates the Company's electricity supply contracts and there have been few ﬂuctuations in the terms of the contracts, as the November 2004 increase of approximately 5% was the only increase in the last 11 years.  However, future changes could have a signiﬁcant impact on the Company's earnings.

Legal Proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law.  As at June 30, 2005, the ﬁnal results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on ﬁnancial results.

The Company and certain of its afﬁliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to ﬁx prices of magazine and other publication papers.  These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers.  The Company believes there is no merit to the lawsuits but will nevertheless incur related costs to defend itself.

Prior Period Losses

The Company has recorded a net loss in 10 of the last 12 quarters.  These losses have arisen primarily as a result of adverse market conditions.  Should market conditions deteriorate again to a greater extent, the Company may, over time, need to rely to a greater extent on its revolving operating facility and, if necessary, additional sources of funding.

Debt

The Company has a signiﬁcant amount of debt, and debt agreements contain various restrictive and ﬁnancial covenants.  The Company's ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company's future operating performance and its ability to obtain additional debt or equity ﬁnancing, when necessary.  Prevailing economic conditions and ﬁnancial, business, and other factors beyond the Company's control may affect its ability to make these payments.  In addition, the Company's debt level may limit its ability to obtain additional ﬁnancing and increase its vulnerability to interest rate ﬂuctuations. Should market conditions deteriorate, the Company may, over time, have to rely to a greater extent on its revolving operating loan and, if necessary, additional sources of funding.

Environmental Regulation

The Company's operations are subject to a wide range of general and industry speciﬁc environmental laws and regulations related to waste management.  The costs of compliance with such laws and regulations can be signiﬁcant.  The Company continually monitors its environmental performance, and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour Disruptions

Many of the Company's suppliers and service providers are unionized.  Strikes or work stoppages by members of those unions could result in a signiﬁcant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

In late June 2005, container truck drivers at ports in the Vancouver, British Columbia area initiated a work stoppage in response to rising fuel costs.  This job action is expected to impact approximately 3% of the Company's shipments and while the Company is using more expensive shipping alternatives, the impact is not expected to be significant.

The majority of the Company's pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada, or the Pulp, Paper and Woodworkers of Canada unions.  Collective agreements with these unions expire in April 2008.  The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13.0

OUTLOOK

U.S. economic conditions are expected to remain stable through 2005.  These positive fundamentals, combined with the cost-push effects of rising energy and fibre costs in other regions, and a relatively strong Canadian dollar may result in additional price increase announcements in the second half of the year.  In addition, the favourable economic environment in British Columbia, particularly with respect to stable electricity prices and an abundant supply of low cost fibre, is expected to help create a competitive advantage for the Company.

Specialty markets are expected to remain tight, primarily due to strong demand.  The July 1 US$35 to US$45 per ton coated price increase is in place for the Company's spot business, and being implemented in accordance with sales agreements, primarily during the third quarter.  The Company intends to continue its focus on more profitable grades and customers in order to maximize this product's profitability.

Demand for uncoated groundwood grades such as SC and MF hi-brite paper is expected to remain strong, relative to the same period last year.  The July price increases are being phased in for the Company's Electraprime and Electrabrite grades, reflecting the sales arrangements for much of this business.  For directory, the Company's 2005 prices are fixed for the most part via annual contracts.  Upward pressure on spot prices for directory is expected to continue for the balance of the year, and supports 2006 contract negotiations.  For the Company's smaller kraft paper business, modest improvements in order activity are expected, but the Company believes markets will remain sluggish as industry demand remains slow.

For newsprint, the US$35 price increase announced for June 1, 2005 was deferred to July 1.  Demand and supply are expected to remain balanced, maintaining upward pressure on newsprint pricing for the balance of the year.  Declining U.S. newsprint consumption remains a concern.  However, the Company believes the decline is partially due to a shift into uncoated specialty grades as growth in uncoated specialty grades has largely offset the decline in newsprint consumption.  As a result, the Company remains confident that it is well positioned to address either further demand reductions, or a recovery in the newsprint market due to its ability to switch grades.

For softwood pulp markets, a modest demand improvement is expected from Europe as an aftermath to the Finnish lockout, however, demand from Asia, and China in particular, will be muted due to cost pressures in the paper sector. Softwood pulp prices are expected to be stable, whereas hardwood pulp prices are expected to weaken as global supply increases.

The Company's pulp and paper earnings were negatively impacted in the second quarter due to the completion of a significant portion of its planned maintenance.  The balance of the year will include lower levels of maintenance expenditures, related to the completion of the Company's paper mill maintenance.

For the remainder of the year, the Company is committed to achieving its performance improvement target of $80 million in year-over-year EBITDA improvements in the areas of cost reduction, efficiency improvements and new product development.

Capital spending will continue to be directed toward high return projects in support of the Company's performance improvement program.  Capital expenditures are expected to remain between $100 and $110 million for the year, as reported in the first quarter of 2005.  At the end of the second quarter, the Company has spent approximately $46 million, and expects the remaining spending to be more heavily focused in the fourth quarter.

14.0

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's Audit Committee, as part of its overseeing role, has reviewed and recommended the approval of this MD&A to the Board of Directors.  The Board of Directors have read, and ultimately approved this MD&A.  The Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls through discussions with management.

Internal Controls

During the first quarter, the U.S. Securities and Exchange Commission extended its Sarbanes-Oxley Act Section 404 ("Section 404") compliance dates for foreign private issuers.  The Company is now expected to comply with this regulation by the end of its fiscal year ended December 31, 2006.  The Company has not materially altered its implementation plan and has moved into the testing phase of the project.

The Canadian Securities Administrators have proposed internal control attestation regulations similar to Section 404, and the Company expects to comply with the proposed regulations if they are enacted.

15.0

OUTSTANDING SHARE DATA

At July 27, 2005, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2004 Annual Information Form is available on the Company's website www.norskecanada.com, or the Canadian Securities Administrator's electronic filing website www.sedar.com.